Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-228113

December 29, 2020

PRESS RELEASE

MicroVision Announces $13 Million At-the-Market Equity Facility

REDMOND, Wash. – December 29, 2020 – MicroVision, Inc. (NASDAQ: MVIS), a leader in innovative ultra-miniature projection display technology, today announced it entered into a $13 million At-the-Market (ATM) equity offering agreement with Craig-Hallum Capital Group on December 29, 2020.

Under the agreement MicroVision may, from time to time, at its discretion offer and sell shares of its common stock having an aggregate value of up to $13 million through Craig-Hallum. MicroVision intends to use the net proceeds from the ATM, if any, for general corporate purposes, which may include, but are not limited to, working capital and capital expenditures as MicroVision continues development of its automotive lidar module and pursues a potential strategic transaction.

“Completing development of what we believe will be the best in class lidar sensor for range, resolution and frame rate is an engineering challenge. So far, our team remains on track to complete our Long Range Lidar sensor sample in April 2021. We believe this financing will further solidify our balance sheet as we remain committed to pursuing strategic alternatives and establishing value for our shareholders,” said Sumit Sharma, MicroVision Chief Executive Officer. “We expect a stronger balance sheet will provide the Company with runway through 2021 and into the first quarter of 2022 to enable us to continue development of our lidar sensor while pursuing strategic alternatives,” said Steve Holt, MicroVision Chief Financial Officer.

Under the ATM equity offering sales agreement, sales of common stock, if any, through Craig-Hallum, will be made by means of ordinary brokers’ transactions, in negotiated transactions, to or through a market maker other than on an exchange or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices and/or any other method permitted by law.

The common stock will be offered under MicroVision’s existing effective shelf registration statement (including a prospectus) filed with the Securities and Exchange Commission. A prospectus supplement related to the offering has been filed with the Securities and Exchange Commission. Any offer, solicitation or sale will be made only by means of the prospectus supplement and the accompanying prospectus. Current and potential investors should read the prospectus forming part of the registration statement, the prospectus supplement relating to the At-the-Market offering and other documents the company has filed with the SEC for more complete information about MicroVision and the At-the-Market offering program.

A copy of the prospectus supplement and accompanying prospectus relating to these securities may be obtained by contacting Craig-Hallum at 222 South Ninth Street, Suite 350, Attention: Equity Capital Markets, by telephone at (612) 334-6300 or by email at prospectus@chlm.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor may there be any sale of MicroVision’s common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state or jurisdiction.

About MicroVision

MicroVision is the creator of PicoP® scanning technology, an ultra-miniature sensing and projection solution based on the laser beam scanning methodology pioneered by the Company. MicroVision’s platform approach for this sensing and display solution means that its technology can be adapted to a wide array of applications and form factors. We combine our hardware, software, and algorithms to unlock value for our customers by providing them a differentiated advanced solution for a rapidly evolving, always-on world.

MicroVision® and PicoP® are registered trademarks of MicroVision, Inc. in the United States and other countries. All other trademarks are the properties of their respective owners.

Forward-Looking Statements

Certain statements contained in this release, including those relating to amounts sold under the ATM and the use of proceeds therefrom, pursuit of strategic alternatives, establishing value for shareholders, strengthening the Company balance sheet, potential cash runway and the Company’s future products and product applications are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include the risk that the Company may not succeed in finding licensing or other strategic solutions, including a potential sale of the Company, with acceptable timing, benefits or costs; our ability to operate with limited cash or to raise additional capital when needed; market acceptance of our technologies and products or for products incorporating our technologies; the failure of our commercial partners to perform as expected under our agreements, including from the impact of the COVID-19 (coronavirus); our ability to identify parties interested in paying any amounts or amounts we deem desirable for the purchase or license of intellectual property assets; our or our customers’ failure to perform under open purchase orders; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and develop partnership opportunities; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims; our ability to maintain our listing on The Nasdaq Stock Market, and other risk factors identified from time to time in the Company’s SEC reports, including the Company’s Annual Report on Form 10-K filed with the SEC. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this release may affect us to a greater extent than indicated. Except as expressly required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in circumstances or any other reason.

Investor Relations Contact

David H. Allen

Darrow Associates, Inc.

408.427.4463

dallen@darrowir.com